October 30, 2007

Perry J. Hindin, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.

Re:       Stryker Corporation

            Definitive 14A

            Filed March 16, 2007

            File No. 000-09165

Dear Mr. Hindin:

This letter is in response to your letter dated and received August 21, 2007 in which certain information in response to comments set forth therein was requested with respect to our filing referred to above.  Each of your comments is addressed separately below.  For your convenience, we have restated your comment prior to our response.

Certain Relationships and Related Party Transactions, page 7

  Indicate whether the policies and procedures of the Audit Committee with respect to related party transactions are in writing, and if not, how such policies and procedures are evidenced.  See Item 404(b)(l)(iv) of Regulation S-K.

Response -- Stryker's "Related Party Transactions Policy," which was adopted by the Board of Directors and is administered by the Audit Committee, is set forth in writing.  We will clarify that in future filings.

Compensation Elements, page 8

  You indicate that one of your primary objectives of the compensation programs covering your named executive officers is to provide pay that is comparable with similar roles in other large companies.  You also reference your intent to provide competitive or comparable pay in your discussions of base salary, annual bonus and equity based long-term incentive compensation plans on pages 8, 9 and 12.  Please supplement your disclosure to specify, and if possible quantify, what you consider to be comparable or competitive with respect to all elements of compensation in which comparability is a consideration.  For example, do you target base salary individually, or base salary, bonus and equity-based long-term incentive compensation collectively, to fall within a certain percentile of your peer group?

Response -- As indicated under "Executive Pay Determination and Role of Benchmarking" on page 15, the Compensation Committee considers but by no means focuses exclusively on market comparison data in establishing compensation levels for our executives and historically has not conducted extensive market benchmarking.  However, in order to attract and retain executive personnel of the caliber we desire, we are mindful of the fact that our compensation practices must be competitive with other companies in our industry and other employers generally.  To that end, certain market comparison information (as cited on pages 15 and 17) is provided to the members of the Compensation Committee.  As indicated under "Annual Bonus" on page 9, the total cash compensation package (salary and bonuses) is considered in this regard.  The Compensation Committee does not target specific "percentiles of a peer group."  Competitive comparisons do not play the same role in the case of equity-based long-term executive compensation.  In 2007, we have expanded the compensation comparison information available to the Compensation Committee and in future filings will reflect that fact and specify which compensation elements were analyzed in that regard.  If applicable, we will provide information as to how comparability was determined for those elements for which it was a consideration.

Annual Bonus, page 9

  We note the tables you have provided on pages 10-12 that summarize the annual bonus objectives, weightings and goals for each named executive officer for 2006.  Please provide a more detailed description of the qualitative goals referenced on the footnotes to the tables.  For example, but without limitation, provide additional detail regarding Mr. Macmillan's qualitative measures "related to strengthening [your implant] business, improving shareholder communications and conducting quarterly business reviews with the [board]" and Mr. Johnson's qualitative measures "related to global sales growth and strengthening divisional finance teams" so that readers have a better sense of these qualitative aspects of each named executive officer's performance.  See Item 402(b)(2)(v) and (vii) of Regulation S-K.

Response -- The qualitative goals referred to in the footnotes to the tables on pages 10-12 for each named executive officer for 2006 did not lend themselves to specific measures.  The amounts paid in respect thereof were based on the CEO's or, in the case of the CEO, the Compensation Committee's subjective evaluation of the named executive officer's efforts with regard to the subject matter of such goals.  There is no meaningful level of detail beyond the footnoted description that could have been provided with respect to the qualitative goals under the 2006 bonus plan for each respective NEO.  To the extent similar qualitative goals are established for future years, the amount paid will be reported in the "Bonus" column of the Summary Compensation Table and the subjective nature of the determination will be clearly set forth and an explanation will be provided as to how the actual compensation determinations were made in light of these subjective evaluations.  To the extent that a future qualitative goal lends itself to a more detailed discussion of the measures used to determine the actual payment, that information will be provided as well.

  We note your proposal 2 regarding the board's adoption of the 2007 Executive Bonus Plan.  Include a discussion of policies that you will apply on a going-forward basis.  See the text of Securities Act Release 33-8732A, marked by footnote 86.

Response -- The description of the Executive Bonus Plan on page 35 included a discussion of the criteria to be used to determine the maximum bonus amounts for the named executive officers for 2007, which we note were substantially the same as those used in 2006.  We had not understood the relevant provision of Item 402 of Regulation S-K to require such a discussion in the Compensation Discussion and Analysis.  We do not believe that the discussion of performance measures for 2007 is relevant to an understanding of 2006 compensation or that the text marked by footnote 86 in the adopting Release suggests otherwise.  In future filings, however, we will include a statement in the Compensation Discussion and Analysis noting the similarity and/or differences in the performance targets for the current year and the year that is the focus of the analysis and a discussion of the reasons for any such difference.

  It appears that you have not disclosed the specific quantitative measures of performance for Messrs. Johnson, Kemler and Cattani to be achieved in order for such officers to earn the formulaic portion of their annual bonus.  Please provide such disclosure.  Further, as discussed in the aforementioned comment, to the extent performance measures for the upcoming fiscal year have been established, please provide such disclosure as well.  To the extent you believe disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also disclose in greater detail how difficult it would be for the named executive officers or how likely it will be for you to achieve the specific target levels applicable to each such officer.  General statements regarding the level of difficulty or ease associated with achieving performance goals such as your statement on page 9 that the goals approved by the compensation committee were believed to be "challenging, stretch goals for the management" are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.  Please see Instruction 4 to Item 402(b) and the text of Securities Act Release 33-8732A, marked by footnote 86.

Response -- We believe that the disclosure of the quantitative measures of performance to be achieved by Messrs. Johnson, Kemler and Cattani to earn the formulaic portion of their bonus, which is set forth in terms of the goal as a percentage change over actual results for the prior year, provides an appropriate level of detail to enable readers to form an opinion as to how difficult it will be to achieve the threshold and target levels.  In fact, we believe that such disclosure, in that it provides a reference point to the prior year, is more informative than disclosure of current year's absolute dollar results of the operating group for which each of them is responsible, which  constitute commercially sensitive, non-public information and could result in competitive harm. We point out that the quoted reference to "challenging, stretch goals for the management" was merely an introductory statement intended to provide the reader context as to the Compensation Committee's beliefs when approving the quantitative goals and that our disclosure in this regard went well beyond that.  In future filings, while we anticipate following our current layout of quantitative goals, we will provide further analysis of the degree of difficulty required to meet the goal(s) we have established.

  You indicate that the instances of exercised discretion on annual bonus payments to each named executive officer are quantified in the bonus column of the summary compensation table on page 21.  Please revise your disclosure to more fully discuss and analyze such exercised discretion.

Response -- In future filings, we will more fully discuss and analyze the portion of the annual bonus payment of any named executive officer that is based on exercised discretion, indicating as appropriate whether it reflects a subjective evaluation of performance or a quantitative result not taken into account in setting the goals at the beginning of the year and how the final compensation determination was reached.

Long-term Incentive Compensation, page 12

  We note your discussion of off-cycle grants in the third paragraph on page 13.  To the extent you may grant options on the three dates indicated in this paragraph for purposes other than to grant "hire-on awards," discuss how the determination is made as to when such awards are granted.  See Item 402(b)(2)(iv) of Regulation S-K.

Response -- Off-cycle grants other than hire-on awards have historically been made sparingly and on an ad hoc basis to recognize special achievements or unique circumstances.  Such awards are and will be made at the next occurring of the May, August or November dates following our determination that an off-cycle grant is appropriate.  In future filings, we will discuss the types of considerations that have entered into the determination to grant such awards in the past and any guidelines that we may develop for such grants.

  We note your discussion of factors considered in determining the number of options to be granted to named executive officers in the fourth paragraph on page 13.  Provide a greater analysis of how such factors are considered.  For example are certain factors given more weight than others?  Is there a range of the amount of options that will be granted to the different positions held by named executive officers?  Are there certain quantitative criteria with which to evaluate "demonstrated performance?"  What level of historic grants would influence the amount of future grants?

Response -- As indicated in the fourth paragraph on page 13, the determination of the number of options to be granted to any particular participant is ultimately subjective in nature.  While various factors are considered, there is no formal weighting among them, there is no pre-determined range of the number of options that will be granted based on the positions of the individual named executive officers and no quantitative criteria have historically been applied.  With respect to historic grants, other than the fact that the special award to Mr. MacMillan in 2006 was intended to be in lieu of other stock-based awards until February 2011 as discussed under "Long-Term Incentive Compensation" on page 18, the Compensation Committee is provided with information as to grants to the NEOs in the prior three years at the time it is considering the annual grants, but there is no specific weighting given to those prior grants.  In future filings, we will expand, along the lines indicated above, the discussion regarding the subjective nature of the determination.

  The footnotes to the table on page 13 would appear to be more appropriately located in a narrative discussion of the grants of plan-based awards table on page 23.  Please revise.

Response -- In future filings, the substance of the disclosures made in the footnotes to the table on page 13 will be incorporated in a narrative discussion of the Grants of Plan-Based Awards table and reference will be made to such discussion when such data first appears in the filing.

Retirement Plans, page 14

  Expand your disclosure of your retirement income plans, your non-qualified deferred compensation plan and your severance agreements with applicable officers to include a more thorough discussion of Item 402(b)(l) of Regulation S-K with respect to each of these elements of compensation.  Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.  See Item 402(b)(l)(vi).

Response -- In future filings, we will expand the disclosure regarding our retirement and severance plans, including a discussion of how these elements fit into overall objectives and are factored into compensation decisions generally.

Executive Pay Determination and the Role of Benchmarking, page 15

  We note your disclosure on pages 15 and 17 regarding the compensation committee's consideration of executive officer compensation levels at 125 precision instruments companies.  Identify the companies with which you are engaged in benchmarking each element of compensation of your named executive officers.  To the extent you are benchmarking against all the companies noted in the survey published by the Conference Board, identify such companies and discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you.

Response -- As stated on pages 15 and 17, the Compensation Committee was provided with data from a survey published by The Conference Board that summarized executive officer compensation levels at 125 precision instruments companies.  As discussed in the response to Comment 2, the provided information was available to the Compensation Committee to consider generally, but no specific comparisons of Stryker executives' pay elements were made to the survey data.  As stated in the Proxy Statement, we have not historically found it necessary to conduct extensive external market benchmarking.  We believe that the role of the survey data in the overall compensation process has been accurately described.  In future filings, as applicable, we will describe any specific use we made of compensation survey data, in a manner informative to the reader.  To the extent we engage in actual benchmarking, we will discuss and explain why and how comparative information is used and the extent that discretion is exercised.

Summary Compensation Table, page 22

  Provide a narrative discussion to this table and the Grants of Plan Based Awards table that describes any material factors necessary to an understanding of the information disclosed in such tables.  For example, provide a more detailed discussion of the formula or criteria to be applied in determining the amounts payable under the bonus and non-equity incentive plan compensation columns than what you have currently provided in footnote 2 to the table.  See Item 401(e) of Regulation S-K.

Response -- In future filings, we will provide a narrative discussion to the Summary Compensation Table and the Grants of Plan Based Awards table that describes the material factors necessary to an understanding of the information set forth therein, including a more detailed discussion of the formula or criteria applied to determine the bonus and non-equity incentive compensation components.

In connection with our response to your letter, we acknowledge that:

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information.  In that regard, I note that we had previously requested and received an extension of the time to respond until October 31, 2007.  If you require further information, please contact Mike Rude, Vice President of Human Resources directly at (269) 385-7291.

Sincerely,

/s/ STEPHEN P. MACMILLAN
Stephen P. MacMillan

President and Chief Executive Officer